SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 31, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on August 31, 2020.

Av. Eduardo Madero 1182 – C1106ACY Ciudad Autónoma de Buenos Aires República Argentina 0810-555-2355 www.macro.com.ar

Autonomous City of Buenos Aires, August 31st 2020.

To

BYMA

Re.: Sect. 63 BYMA Listing Rules and Regulations

Dear Sirs,

In compliance with the provisions set forth in Sect. 63 of the rules in force, we hereby provide the following information regarding the financial statement as of June 30th 2020:

Figures in thousand AR$

(i) Net income for the period – Profit	13,850,207
Attributable to company’s shareholders – Profit	13,850,037
Attributable to non-controlling interests	170
(ii) Other comprehensive income - Profit	(483,709)
(iii) Total income for the period - Profit	13,366,498
Attributable to company’s shareholders – Profit	13,366,328
Attributable to non-controlling interests	170

(iv) Net Shareholders’ Equity	119,201,760
Capital stock	639,413
Stock issuance premium	12,429,781
Adjustments to Shareholders’ Equity	39,815,940
Other comprehensive income	(336,134)
Legal Reserve	26,775,896
Optional Reserve	68,247,542
Unappropriated Retained Earnings – Profit	(28,372,108)
Attributable to non-controlling interests	1,430

Below please find information on the percentage of capital stock and voting rights of Banco Macro S.A.:

Shareholder Name	Percentage of capital stock	Percentage of voting rights
ANSES-F.G.S. Law Nº 26.425	28.80%	26.90%
Other shareholders (Foreign Stock Exchange)	28.50%	26.63%
Delfín Jorge Ezequiel Carballo	17.47%	19.19%
Jorge Horacio Brito	17.30%	19.30%
Other shareholders (Local Stock Exchange)	7.93%	7.98%

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 31, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer